

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

Sharon Carmel
Chief Executive Officer
Beamr Imaging Ltd.
10 HaManofim Street
Herzeliya, 4672561, Israel

      Re: Beamr Imaging Ltd.
          Registration Statement of Form F-3
          Filed March 8, 2024
          File No. 333-277787

Dear Sharon Carmel :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim at 202-551-3297 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Technology

cc: Gary M. Emmanuel, Esq.